Exhibit 99.1

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR
THE PURPOSES OF ARTICLE 7 OF REGULATION (EU) NO 596/2014

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

Tiziana Life Sciences plc

(“Tiziana” or the “Company”)

Tiziana Announces Pricing of U.S. Follow-On Offering of ADSs Raising $57.25 million

New York and London, August 3, 2020 – Tiziana Life Sciences plc (NASDAQ: TLSA; AIM: TILS) (the “Company” or “Tiziana”), a biotechnology company focused on innovative therapeutics for oncology, inflammation and infectious diseases, today announced it has entered into definitive agreements with investors for the purchase and sale of 11,009,615 of the Company’s American Depositary Shares (“ADSs”) at a price of $5.20 per ADS pursuant to a registered direct offering (the “Offering”). Each ADS offered represents two ordinary shares of nominal value £0.03 each (“Ordinary Shares”), following the recent forward split of the ADSs which became effective on 31 July 2020. The gross proceeds of the Offering will be approximately $57.25 million, before deducting placement agent fees and other estimated offering expenses. The number of Ordinary Shares represented by ADSs comprised in the offering will be within existing shareholder authorities.

ThinkEquity, a division of Fordham Financial Management, Inc., is acting as sole placement agent for the Offering.

The closing of the Offering is expected to occur on August 5, 2020, subject to customary closing conditions.

Application has been to made to admit the 22,019,230 Ordinary Shares to be issued in the Offering, in the form of ADSs, to trading on AIM. Admission is expected to become effective at 8.00 am on August 7, 2020.

Tiziana intends to use the net proceeds received from this Offering (i) to advance the clinical development of Foralumab, (ii) to initiate a trial in HCC patients with Milciclib, (iii) to expedite clinical development of TZLS-501 for coronavirus COVID-19, and for working capital and other general corporate purposes.

Tiziana’s Ordinary Shares are admitted to trading on AIM, a market of the London Stock Exchange plc (“AIM”), under the symbol “TILS”. The ADSs are listed for trading on the Nasdaq Global Market under the symbol “TLSA”. Tiziana recently announced its intention to seek admission of its Ordinary Shares to the standard segment of the Official List and to trading on the Main Market of the London Stock Exchange plc to more closely align with its status as an international, cross-border issuer.

This Offering is being made pursuant to a registration statement on Form F-3, as amended (File No. 333-236013), previously filed with the U.S. Securities and Exchange Commission (the “SEC”), which became effective on February 6, 2020.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. A final prospectus supplement related to the Offering will be filed with the SEC. For the avoidance of doubt these documents do not constitute a prospectus for the purposes of the UK Prospectus Regulation Rules and the documents will not be filed with, or reviewed by, the UK Financial Conduct Authority.

Copies of the final prospectus supplement and accompanying prospectus relating to the Offering, when available, may be obtained from ThinkEquity, a division of Fordham Financial Management, Inc., 17 State Street, 22nd Floor, New York, New York 10004, by telephone at (877) 436-3673, by email at prospectus@think-equity.com. Electronic copies of the final prospectus supplement and accompanying prospectus will also be available on the SEC’s website at http://www.sec.gov.

In conformity with DTR 5.6.1, the Company notifies that as at the date of this announcement, it has a single class of shares in issue being Ordinary Shares and that following the issue of the Ordinary Shares to be issued in the Offering (excluding any to be issued pursuant to the Option), the total number of Ordinary Shares in issue will be 190,559,823. There are no Ordinary Shares held in treasury. Each Ordinary Share entitles the holder to a single vote at general meetings of the Company.

The figure of 190,559,823 Ordinary Shares may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority’s Disclosure Guidance and Transparency Rules.

Following admission of the Ordinary Shares to be issued in the Offering (excluding any to be issued pursuant to the Option), the fully diluted issued share capital of the Company will consist of 211,252,494 Ordinary Shares.

The person who arranged for the release of this announcement on behalf of the Company was Kunwar Shailubhai, CEO of Tiziana.

About Tiziana Life Sciences plc

Tiziana Life Sciences plc is a dual listed (NASDAQ: TLSA & UK AIMS: TILS) biotechnology company that focuses on the discovery and development of novel molecules to treat human diseases in oncology, inflammation and infectious diseases. In addition to milciclib, the Company will be shortly initiating phase 2 studies with orally administered foralumab for Crohn’s Disease and nasally administered foralumab for progressive multiple sclerosis. Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) in clinical development in the world. This phase II compound has potential application in a wide range of autoimmune and inflammatory diseases, such as Crohn’s Disease, multiple sclerosis, type-1 diabetes (T1D), inflammatory bowel disease (IBD), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The Company is accelerating development of anti-Interleukin 6 receptor (IL6R) mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammation, especially for treatment of COVID-19 patients.

For readers in the European Economic Area

In any member state in the European Economic Area (each, a “Member State”), this announcement is only addressed to and directed at qualified investors in that Member State within the meaning of the Prospectus Regulation. The term “Prospectus Regulation” means Regulation (EU) 2017/1129.

For readers in the United Kingdom

This announcement, in so far as it constitutes an invitation or inducement to enter into investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended) in connection with the securities which are the subject of the Offering described in this announcement or otherwise, is being directed only at (i) persons who are outside the United Kingdom or (ii) persons who have professional experience in matters relating to investments who fall within Article 19(5) (“Investment professionals”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or (iii) certain high value persons and entities who fall within Article 49(2)(a) to (d) (“High net worth companies, unincorporated associations etc.”) of the Order; or (iv) any other person to whom it may lawfully be communicated (all such persons in (i) to (iv) together being referred to as “relevant persons”). The ADSs offered in the Offering are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such ADSs will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this announcement or any of its contents.

For distributors

Solely for the purposes of the product governance requirements contained within: (a) EU Directive 2014/65/EU on markets in financial instruments, as amended (“MiFID II”); (b) Articles 9 and 10 of Commission Delegated Directive (EU) 2017/593 supplementing MiFID II; and (c) local implementing measures (together, the “MiFID II Product Governance Requirements”), and disclaiming all and any liability, whether arising in tort, contract or otherwise, which any “manufacturer” (for the purposes of the MiFID II Product Governance Requirements) may otherwise have with respect thereto, the ADSs offered in the Offering have been subject to a product approval process, which has determined that the ADSs offered in the Offering are: (i) compatible with an end target market of retail investors and investors who meet the criteria of professional clients and eligible counterparties, each as defined in MiFID II; and (ii) eligible for distribution through all distribution channels as are permitted by MiFID II (the “Target Market Assessment”). Notwithstanding the Target Market Assessment, distributors should note that: the price of the ADSs offered in the Offering may decline and investors could lose all or part of their investment; the ADSs offered in the Offering offer no guaranteed income and no capital protection; and an investment in the ADSs offered in the Offering is compatible only with investors who do not need a guaranteed income or capital protection, who (either alone or in conjunction with an appropriate financial or other adviser) are capable of evaluating the merits and risks of such an investment and who have sufficient resources to be able to bear any losses that may result therefrom. The Target Market Assessment is without prejudice to the requirements of any contractual, legal or regulatory selling restrictions in relation to the Offering. Furthermore, it is noted that, notwithstanding the Target Market Assessment, ThinkEquity will only procure investors who meet the criteria of professional clients and eligible counterparties.

For the avoidance of doubt, the Target Market Assessment does not constitute: (a) an assessment of suitability or appropriateness for the purposes of MiFID II; or (b) a recommendation to any investor or group of investors to invest in, or purchase, or take any other action whatsoever with respect to, the ADSs offered in the Offering.

ThinkEquity, a division of Fordham Financial Management, Inc., is responsible for undertaking its own Target Market Assessment in respect of the ADSs offered in the Offering and determining appropriate distribution channels.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements including with respect to the creation of a trading market for ADSs representing the Ordinary Shares in the United States and the intended use of proceeds from the offering. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions.  Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements and include statements regarding the anticipated use of proceeds and the anticipated closing. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements including market conditions, whether the proposed offering is completed and the satisfaction of customary closing conditions related to the proposed offering. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further enquiries:

Tiziana Life Sciences plc	+44 (0)20 7493 2853
Gabriele Cerrone, Chairman and founder

ThinkEquity, a division of Fordham Financial Management, Inc.	(877) 436-3673
Ramnarain Jaigobind / Priyanka Mahajan

Cairn Financial Advisers LLP (Nominated adviser)	+44 (0)20 7213 0883
Liam Murray / Jo Turner